                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   -------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               Kinark Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   494474-10-9
                                 (CUSIP number)

                               Michael T. Crimmins
                15 Doremus Drive, Towaco, N.J. 07082 973-334-5910
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                        -----------------
CUSIP No. 494478-10-9                                        Page 2 of 5 Pages
---------------------                                        -----------------


------------ ------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATIION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1       Michael T. Crimmins
------------ ------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
     2                                                         (b) [ ]
------------ ------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             PF
------------ ------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
------------ ------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
------------ ------------------------------------------------------------------------------------------------
NUMBER OF SHARES                 SOLE VOTING POWER
BENEFICIALLY              7      751,285
OWNED BY EACH          --------- ----------------------------------------------------------------------------
REPORTING                        SHARED VOTING POWER
PERSON                    8      0
WITH                   --------- ----------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                          9      751,285
                       --------- ----------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
------------ ------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11       751,285
------------ ------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                          [ ]
    12       EXCLUDES CERTAIN SHARES
------------ ------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13       11.2%
------------ ------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
    14       IN
------------ ------------------------------------------------------------------------------------------------


                                                               Page 3 of 5 Pages
                                                               -----------------
                                                                    Schedule 13D

                                                             Michael T. Crimmins

                               KINARK CORPORATION
                             (CUSIP No. 494474-10-9)
         Schedule 13D relating to common stock, par value $.10 per share
("Common Stock") of Kinark Corporation, a Delaware Corporation ("Issuer"), as heretofore filed and amended, by Michael T. Crimmins, is hereby further amended in the respects indicated in this Amendment No.5, and as so amended, is restated in full.

         Item 1 is hereby restated to read in full as follows:

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common share, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2250 East 73rd Street, Tulsa, Oklahoma 74136.

         Item 2 is hereby amended and restated to read in full as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed with respect to Michael T. Crimmins whose address is 15 Doremus Drive, Towaco, N.J. 07082 and whose telephone number is
(973) 334-5910. Mr. Crimmins is an individual investor.

         Mr. Crimmins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Crimmins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws. Mr. Crimmins is a United States citizen.

         Item 3 is hereby amended and restated to read in full as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Crimmins used personal funds to purchase all the shares of the Issuer's Common Stock which he beneficially owns other than 1,685 shares acquired and allocated to him pursuant to the Issuer's 401(k) Plan.

         Prior to May, 1995, Mr. Crimmins purchased 18, 000 shares of the Issuer's Common Stock in open market transactions and in May 1995, Mr. Crimmins purchased 345,300 shares of the Issuer's Common Stock from Northbridge Holdings Inc. at a price approximating the then current trading price of the Issuer's Common Stock on the American Stock Exchange.

         In April 1996 Mr. Crimmins purchased 10,000 shares of the Issuer's Common Stock in open market transactions at a purchase price of $2.50 per share.

                                                               Page 4 of 5 Pages
                                                               -----------------
                                                                    Schedule 13D
                                                             Michael T. Crimmins

         Subsequently, Mr. Crimmins purchased 373,300 shares of Common Stock at a subscription price of $3.00 per share for an aggregate price of $1,119,900 pursuant to the exercise of subscription rights offered by the Issuer. The Issuer offered to its stockholders on September 27, 1996, one nontransferable right for each one share of Common Stock held as of such date, with each right entitling the holder to purchase one share of Common Stock at a subscription price of $3.00 per share (the "Rights Offering"). The Rights Offering, which closed on November 8, 1996, was conducted pursuant to a Prospectus dated October 4, 1996 filed as part of the Issuer's Registration Statement on Form S-3 declared effective by the Securities and Exchange Commission on October 4, 1996 (File No. 333-4937).

         Mr. Crimmins purchased 20,000 shares of Common Stock at a purchase price of $3.00 per share in a private transaction on November 30, 1996 and purchased 10,000 shares in open market transactions in October and November, 1998 at prices ranging from $2 and 3/8ths per share to $2 and 5/8ths per share.

         Item 4 is hereby amended and restated to read in full as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Crimmins initially acquired the shares of Common Stock for personal investment purposes. Mr. Crimmins currently intends to dispose of his shares of Common Stock of the Issuer. Such shares may be disposed of by sales in the open market or in privately negotiated transactions, by gift or otherwise. However, depending upon such considerations as Mr. Crimmins may deem relevant from time to time, including market conditions, economic and other conditions or events which could bear on the Issuer's business, operations or prospects, and the Issuer's future financial results, Mr. Crimmins may decide to postpone or cease any dispositions of the Issuer's Common Stock and to acquire additional shares of such Common Stock in the open market or in privately negotiated transactions.

         Except as described in the preceding paragraph, Mr. Crimmins does not have any plans or proposals which relate to or which would result in any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

         Item 5 is amended and restated to read in full as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Since acquiring the shares of the Issuer's Common Stock referred to in Item 3 above, Mr. Crimmins sold 27,000 of such shares in open market transactions. Mr. Crimmins currently beneficially owns 751,285 shares of the Issuer's Common Stock, representing11.2 % of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Crimmins is based on 6,712, 219 shares, which is the number of shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10Q for the quarter ended March 31, 2000.

                                                               Page 5 of 5 Pages
                                                               -----------------
                                                                    Schedule 13D
                                                             Michael T. Crimmins


         (b) Mr. Crimmins has sole voting power and sole dispositive power with respect to all of such 751, 285 shares of Common Stock.

         (c) Not Applicable.

         (d) Not  Applicable

         (e) Not Applicable


         Item 6 is restated to read in full as follows:

ITEM 6   CONTRACTS, ARRRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

         Item 7 is restated to read in full as follows:

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         None



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                                       June 12, 2000
                                                   ----------------------
                                                          (Date)


                                                   /s/Michael T. Crimmins
                                                   ----------------------
                                                         (Signature)



                                                    Michael T. Crimmins
                                                   ----------------------
                                                           (Name)